CRESTWOOD EQUITY PARTNERS LP

811 Main Street, Suite 3400

Houston, Texas 77002

(832) 519-2200

December 28, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Liz Packebusch
Office of Energy & Transportation

Re:

Request for Acceleration of Effectiveness of Crestwood Equity Partners LP’s Registration Statement on Form S-4 (File No. 333-261524) initially filed on December 7, 2021, as amended by Amendment No. 1 thereto filed on December 28, 2021.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Crestwood Equity Partners LP hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-261524) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on December 30, 2021 at 4:00 p.m., Eastern Standard Time, or as soon thereafter as practicable.

Please call Joshua Davidson or Jonathan Bobinger of Baker Botts L.L.P. at (713) 229-1527 or (713) 229-1352, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

[Signature on following page]

Very truly yours,

CRESTWOOD EQUITY PARTNERS LP
By:	CRESTWOOD EQUITY GP LLC
(its general partner)

By:	/s/ ROBERT T. HALPIN
Robert T. Halpin
Executive Vice President and Chief Financial Officer

cc:	Joshua Davidson, Baker Botts L.L.P.

Jonathan Bobinger, Baker Botts L.L.P.